John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

August 31, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ashley Vroman-Lee

Re:    Pear Tree Funds

          File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On April 28, 2021, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s post-effective amendment (the “Amendment”) to its Registration Statement on Form N-1A (amendment no. 75 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 77 under the 1940 Act).   The Amendment was filed with the Commission on March 19, 2021 pursuant to Rule 485(a)(1) under the Securities Act in order to register the offer and sale of shares of beneficial interests in Pear Tree Essex Environmental Opportunities Fund, a series of the Registrant (the “Fund”). The Registrant expects to file an amendment to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(b) on August 27, 2021. That amendment is expected to take effect immediately upon filing.   We are responding on behalf of the Registrant to the Staff’s April 28, 2021 comments.

Each of the Staff’s comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       Provide in your response to the Staff’s comments the annual fund operating expenses, including footnotes, required by Form N-1A, Item 3, as they are expected to be presented in the Registrant’s next post-effective amendment to its Registration Statement on Form N-1A.

U.S. Securities and Exchange Commission

August 31, 2021

The Registrant responds as follows:

	Ordinary Shares	Institutional Shares	R6 Shares
Management Fees	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.25%	None	None
Other Expenses[1]	0.40%	0.40%	0.25%
Acquired Fund Fees and Expenses (AFFE)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	1.57%	1.32%	1.17%
Fee Waiver and/or Expense Reimbursement[3]	(0.31)%	(0.31)%[2]	(0.20)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.26%	1.01%	0.97%

[1]	“Other Expenses” have been estimated for the current fiscal year, assuming $67,300,000 of net assets attributable to Ordinary Shares, $260,000 of net assets attributable to Institutional Shares, and $2,000,000 of net assets attributable to R6 Shares.

[2]	The Manager, in its capacity as transfer agent, waives such portion of the fees that it would otherwise receive for serving as transfer agent such that the aggregate transfer agent fee with respect to Institutional Shares would be calculated using an annual rate of 0.04 percent of the net assets of the Fund attributable to Institutional Shares. This fee waiver does not apply to Ordinary Shares or R6 Shares. This fee waiver agreement only may be terminated with the consent of the Trustees.

[3]	The Manager has contractually agreed until August 31, 2022 to reimburse such portion of the expenses of the Fund attributable to Ordinary Shares such that “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” with respect to Ordinary Shares, Institutional Shares and R6 Shares, excluding AFFE and extraordinary expenses, is not greater than 1.24 percent of the Fund’s net assets attributable to Ordinary Shares, 0.99 percent of the Fund’s net assets attributable to Institutional Shares, and 0.95 percent of the Fund’s net assets attributable to R6 Shares. The Manager has the right to recoup from the Fund amounts up to the aggregate amount that the Sub-Adviser had waived or reimbursed Essex Environmental Opportunities Fund, the predecessor fund prior to its reorganization with and into the Fund, under an agreement with that fund for the three-year period after the date of any particular fee waiver or expense reimbursement. The Manager has assigned its right to receive those recouped amounts to the Sub-Adviser. All rights to recoupment of any specific amount shall expire three years after the date that the amount was originally waived or reimbursed by the Sub-Adviser. The total which may be available for recoupment is approximately $489,002. No amounts may be recouped if, as a result of recoupment, Fund expenses would be the lesser of the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment. Neither the Manager nor the Sub-Adviser has the right to recoup the amount of expenses paid or waivers made by the Manager in excess of the aggregate amount waived or reimbursed to the predecessor fund by the Sub-Adviser. This expense reimbursement or fee waiver agreement only may be terminated with the consent of the Trustees.

2.       Clarify in the introductory text to the “Example” required by Form N-1A, Item 3 that expense caps and/or fee waiver agreements only apply to Institutional Shares.

The Registrant confirms that all amounts in the Example are presented in conformity with Item 3, and specifically, Instruction 4(a).

3.       Does the Fund expect portfolio turnover rate to be greater than the predecessor fund’s current turnover rate.

U.S. Securities and Exchange Commission

August 31, 2021

The Registrant has been advised by the Fund’s sub-adviser that it expects the Fund’s portfolio turnover rate to remain approximately the same, although there is no guarantee that it will.

4.       In the description of the Fund’s principal investment strategy, define “new energy” to be consistent with the reference to “clean technology.”

The Registrant has made the change as requested.

5.       In the description of the Fund’s principal investment strategy, clarify the phrase “other solutions that enable sustainability,” and specifically whether this phrase energy solutions.

The Registrant has made the change as requested.

6.       In the descriptions of the Fund’s principal investment strategy and principal investment risks, include references to investing in emerging markets if the Fund invests in those types of securities.

The Registrant does not expect investments in emerging markets securities to be a principal investment of the Fund.

7.       In the description of the Fund’s principal investment strategy, disclose if the Sub-Adviser will use negative screens in selecting portfolio investments. If the Sub-Adviser does not intend to use negative screens, there is no requirement to disclose that fact.

The sub-adviser of the Fund does not currently employ negative screens in managing the Fund’s portfolio.

8.       In the description of the Fund’s principal investment strategy, disclose whether Environmental, Social and Governance (ESG) criteria apply to the selection of all portfolio investments of the Fund.

The Registrant respectfully declines to make the change as requested, and it believes that the current description of the Fund’s principal investment strategy is consistent with Form N-1A and Rule 35d-1 under the 1940 Act.

9.       In the description of the Fund’s principal investment strategy, disclose whether ESG considerations are linked to long-term, rather than short-term, returns.

The Registrant respectfully declines to make the change as requested, and it believes that the current description of the Fund’s principal investment strategy is consistent with Form N-1A.

10.       In the description of the Fund’s principal investment strategy, disclose how the Fund will approach ESG issues for proxy voting matters or, alternatively, why this disclosure is not required.

U.S. Securities and Exchange Commission

August 31, 2021

Copies of the Manager’s and the sub-adviser's proxy voting policies are included as exhibits to the Statement of Additional Information. The description of the Fund’s principal investment strategy references only investments in equity securities of clean tech companies; there is no reference to investments based on other ESG factors. As a result, the Registrant believes that the current description of the Fund’s principal investment strategy is consistent with Form N-1A.

11.       In the descriptions of the Fund’s principal investment strategy, explain why investments of cash and cash equivalents are a principal investment strategy.

The Registrant believes that the current description of the Fund’s principal investment strategy is consistent with Form N-1A. The disclosure concerning investments in cash and cash equivalents is intended to respond to Item 9(b)(1), Instruction 6.

12.       In the descriptions of the Fund’s principal investment strategy and principal investment risks, identify clean tech as a distinct market sector in conformity with Item 4.

The Registrant believes that the current description of the Fund’s principal investment strategy is consistent with Form N-1A, including Item 4. Specifically, the Registrant identifies clean tech in the beginning of its description of the Fund’s principal investment strategy, and it specifically includes clean tech in its description of the Fund’s sector concentration risk.

13.       Should the description of the Fund’s principal investment risks include an ESG risk factor, especially relating to environmental risks.

The Registrant believes that the current descriptions of the Fund’s principal investment risks are consistent with Form N-1A. The Registrant is not presenting the Fund as a mutual fund that follows an ESG strategy, per se, but as a mutual fund that invests primarily in companies developing technologies that may benefit the environment.

14.       Please confirm that the Registrant’s next post-effective amendment to its Registration Statement on Form N-1A will include the return information required by Form N-1A, Item 4(b)(2).

The Registrant confirms that that the next post-effective amendment to its Registration Statement on Form N-1A will include the return information required by Form N-1A, Item 4(b)(2).

15.       Will the Fund’s portfolio holdings approximate the weightings of its selected broad-based securities market index? Explain why the Registrant believes that the MSCI World Market Index is an appropriate index for the Fund for purposes of Form N-1A, Item 27(b)(7).

The Registrant does not expect the portfolio holdings of the Fund to approximate the weightings of the components of the MSCI World Market Index, the Registrant notes that that index was the broad-based securities market index selected by the Fund’s predecessor fund. The Registrant will consider whether to continue to refer to that index for purposes of Form N-1A or change the Fund’s broad-based securities market index.

U.S. Securities and Exchange Commission

August 31, 2021

16.       In “Management,” disclose that the portfolio managers are jointly responsible for the management of the Fund’s portfolio.

The Registrant has made the change as requested.

17.       Confirm that all documents referenced in the Registrant’s next post-effective amendment to its Registration Statement on Form N-1A will be hyperlinked, as required by Commission rules.

The Registrant confirms that its next post-effective amendment to its Registration Statement on Form N-1A, which is expected to be filed on or about the time this letter is filed with the Commission, will include hyperlinks as requested.

18.       Comply with Rule 484 under the Securities Act if applicable.

The Registrant is not requesting pursuant to Rule 461 acceleration of the effective date of its next post-effective amendment to its Registration Statement on Form N-1A, and thus, Rule 484 is inapplicable.

*       *       *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger
Thomas Buckley
Pear Tree Advisors, Inc.
Rachael L. Schwartz